Exhibit 28

British American Tobacco p.l.c. (the “Company” or “BAT”)

18 February 2026

BAT to Present at CAGNY; Reaffirming 2026 Full-Year Guidance

BAT’s Chief Executive, Tadeu Marroco, and Reynolds American President, David Waterfield, will present to investors today at the 2026 Consumer Analyst Group of New York (CAGNY) Conference. A webcast of the live presentation is scheduled to begin at 11am EST (4pm GMT).

Access to the live webcast of the event (listen-only mode) and the presentation slides will be available on the investor relations page on the Company’s website www.bat.com.

For those unable to join the live webcast, a replay, slides and transcript will be available on www.bat.com and the BAT IR App.

2026 Full-Year Guidance

BAT reaffirms FY26 guidance, first announced on 12 February 2026, indicating performance at the lower end of the following constant-currency ranges: 3-5% revenue growth; 4-6% adjusted profit from operations growth (adj. for Canada and H2 weighted); and 5-8% adjusted diluted EPS growth (adj. for Canada).

ENDS

Enquiries

Media Centre
press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton |  ir_team@bat.com

About BAT

BAT is a leading global consumer goods company committed to accelerating the transition to a Smokeless World and reshaping its portfolio for long term sustainability. Its portfolio spans cigarettes and a rapidly growing range of smokeless alternatives, including Vapour, Heated Products and Modern Oral nicotine pouches.

The company aims to reach 50 million adult consumers with its Smokeless Products by 2030 and for these products to deliver 50% of Group revenue by 2035. As of 31 December 2025, BAT’s smokeless brands – Vuse, glo and Velo – were used by over 31 million adult consumers worldwide, many of whom have completely switched from – or have reduced their consumption of – cigarettes. Smokeless Products accounted for 18.2% of Group revenue.

BAT employs more than 47,000 people and in 2025 generated £25.6bn in revenue. Backed by Omni™, its evidence based manifesto for change, the company continues to strengthen its scientific capabilities across systems toxicology, clinical and behavioural research, and post market studies.

Alongside transforming its portfolio, BAT is advancing efforts to reduce its environmental footprint and support positive social impact across its value chain. In 2025, the company received a Triple A rating from CDP for its disclosures on Climate Change, Water Security and Forests.

References to “BAT”, “the company”, “Group”, “we”, “us” and “our” when denoting opinion refer to British American Tobacco p.l.c. and when denoting business activities refer to British American Tobacco p.l.c. and its subsidiaries, collectively or individually as the case may be. Collective expressions used in connection with business activities are used for convenience only and do not imply any other relationship between what are separate and distinct legal entities. For more information, please visit www.bat.com and www.asmokelessworld.com.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target", “being confident” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. In particular, these forward-looking statements include, among other statements, statements regarding our expectation to meet our 2026 full-year guidance at the lower end of the relevant range, our customer target ambitions by 2030, New Categories revenue targets by 2035, our continued commitment to Tobacco Harm Reduction and our sustainability targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Forward looking statements” and “Key Information—Risk Factors” in the 2025 Annual Report on Form 20-F of BAT.

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the 2025 Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group's performance. For definitions and reconciliations of non-GAAP measures, please see the Non-GAAP Measures sections under "Non-GAAP Measures" on pages 41 - 47 and under "Non-GAAP measures used with the Group’s remuneration schemes"  on pages 70 - 74 in our 2025 Annual Report on Form 20-F.